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                            March 19, 2024

       Brian Van Abel
       Executive Vice President and Chief Financial Officer
       Xcel Energy, Inc.
       414 Nicollet Mall
       Minneapolis, MN 55401

                                                        Re: Xcel Energy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 21,
2024
                                                            File No. 001-03034

       Dear Brian Van Abel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Management's Discussion and Analysis, page 26

   1. We note that your measures of the electric and natural gas margins on pages 28 and 29 appear to exclude
certain amounts that would be attributable to cost of revenues and reflected in measures
of gross margin in accordance with GAAP, such as operating and maintenance expenses
and depreciation and amortization.

                                                        Therefore, it appears
that your margin measures should be identified as non-GAAP
                                                        measures and that you
would need to adhere to the disclosure requirements in Item 10(e)
                                                        of Regulation S-K. For
example, electric gross margin and natural gas gross margin, each reflecting all costs
and expenses applicable to revenues, would be identified as the most directly comparable
GAAP measures in providing the disclosures required by
                                                        Item 10(e)(1)(i)(A) and
(B) of Regulation S-K; reconciliations to your non-GAAP
                                                        measures should begin
with these GAAP measures.
 Brian Van Abel
Xcel Energy, Inc.
March 19, 2024
Page 2
         Please also include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric and gas margins. Your may refer to the answers to Questions
100.05 and
         102.10(a) and (b) of our C&DI's pertaining to Non-GAAP measures if you require further clarification. You may view this guidance at the following website address:
         https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

         Please submit the revisions that you propose to address these concerns also with respect to any corresponding disclosures made by your four utility subsidiaries. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 with any questions.



FirstName LastNameBrian Van Abel                              Sincerely,
Comapany NameXcel Energy, Inc.
                                                              Division of
Corporation Finance
March 19, 2024 Page 2                                         Office of Energy
& Transportation
FirstName LastName